

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2014

<u>Via E-mail</u>
James Cassidy, Esq.
President
Spruce Valley Acquisition Corporation, et al.
215 Apolena Avenue
Newport Beach, CA 92662

> **Re: Spruce Valley Acquisition Corporation**
> **Registration Statement on Form 10-12(g)**
> **Filed November 3, 2014**
> **File No. 000-55307**
>
> **Owl Valley Acquisition Corporation**
> **File No. 000-55306**
>
> **Fox Valley Acquisition Corporation**
> **File No. 000-55305**
>
> **Deer Valley Acquisition Corporation**
> **File No. 000-55310**
>
> **Elm Valley Acquisition Corporation**
> **File No. 000-55304**
>
> **Oak Valley Acquisition Corporation**
> **File No. 000-55309**
>
> **Coyote Valley Acquisition Corporation**
> **File No. 000-55303**
>
> **Redwood Valley Acquisition Corporation**
> **File No. 000-55308**

Dear Mr. Cassidy:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Report of Independent Registered Public Accounting Firm, page 1

1. Please amend your filing to include a dated audit report.

Item 15. Financial Statements and Exhibits, page 35

2. Please correct the statement that the financial statements in your registration statement cover the period ended March 31, 2014 to properly state that they cover the period ended September 30, 2014.

General

3. As you have noted on page 34, your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when all of our comments are cleared.

4. Please be advised that each of the below comments included in this letter is applicable to all eight (8) registration statements referenced above, and that each should be amended in accordance with the relevant comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Keira Nakada at (202) 551-3659 or Jim Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director